UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

  For the month of March, 2007

  Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   Italy House, Euro Park, Yakum 60972, Israel
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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      Taro Files 2005 Form 20-F Following Completion of 2005 Audit

    Company Seeking To Address Liquidity Needs; In Discussions and Negotiations Regarding Strategic Alternatives; All Alternatives
     Contemplate Repayment of Outstanding Loans and Bonds in Full

    HAWTHORNE, N.Y.--(BUSINESS WIRE)--March 20, 2007--Taro Pharmaceutical Industries Ltd. ("Taro," the "Company," Pink Sheets: TAROF) today reported that the audit of its 2005 results has been completed, and the Company has filed its annual report for the year ended December 31, 2005 on Form 20-F (the "2005 Form 20-F") with the U.S. Securities and Exchange Commission ("SEC"). The audited results for 2005 and restated results for 2004 are lower than previously provided unaudited estimates, as described below. In addition, Taro announced that, with the assistance of its financial advisor, The Blackstone Group, the Company is in discussions and negotiations with several interested parties regarding a number of strategic alternatives that would provide for Taro to continue as a growing business, all of which contemplate the repayment of all outstanding loans and bonds in full. These strategic alternatives include an equity investment, an infusion of working capital, or the purchase of the outstanding shares of the Company.

    2005 Form 20-F

    As previously reported, the Company was delayed in completing its 2005 audit. The delay resulted from a number of factors, including the need to restate 2004 and 2003 results due to adjustments in accounts receivable reserves following the receipt of information contained in formal customer inventory reports ("852 Reports"), which were acquired by the Company for the first time in spring 2006 and utilized in the 2005 audit. The audit was also delayed due to the time required for an investigation conducted by independent counsel regarding the restatement, as well as the departure, subsequent to the investigation, of the Company's Chief Financial Officer and another senior member of Taro's financial staff. In view of the Company's financial situation and liquidity needs discussed below, the 2005 Form 20-F contains an explanatory paragraph in the independent auditors' report regarding Taro's ability to continue to operate as a going concern.

    In the Company's audited financial statements, Taro reported 2005 net sales of $297.7 million, compared with restated net sales of $261.1 million for 2004. The Company reported 2005 net income of $5.7 million, or $0.19 per diluted share, compared with a restated net loss of $31.5 million, or $1.08 per share in 2004. Net income for 2005 and restated results for 2004 were lower than previously provided preliminary unaudited estimates for those years due to the availability of additional information based on an internal review of transactions for full-year 2006. The Company had previously estimated 2005 sales in a range of approximately $295 million to $305 million, and net income in a range of approximately $14.0 million to $16.0 million. When it originally provided the estimates, the Company noted that the estimates were subject to change pending completion of the 2005 audit.

    The Company's 2005 Form 20-F, which is posted on the Company's website, www.taro.com, contains further detail concerning the 2005 results, the restatements of 2004 and 2003, and recent developments, including the Company's current financial situation.

    Addressing Liquidity Needs and Negotiations Concerning Strategic
Alternatives

    As previously reported, the Company is seeking to address its debt position and liquidity needs. The reporting of the 2005 results in the 2005 Form 20-F should bring the Company into compliance with reporting covenants under its existing loan agreements through the end of 2005. The Company has obtained waivers for financial covenants at the end of 2005 and remains current on payments to all of its lenders. However, based on expected 2006 results described below, the Company will not be in compliance with its debt covenants for 2006. Certain lenders may therefore have the right to elect to accelerate their indebtedness, and other lenders may be able to accelerate repayment under cross default clauses. The Company continues to engage in discussions with its lenders, who have been supportive of the Company in the context of the pursuit of the strategic alternatives discussed below. Taro believes it also continues to maintain good relationships with both its customers and suppliers.

    With the assistance of its financial advisor, The Blackstone Group, the Company is in discussions and negotiations with several interested parties regarding a number of strategic alternatives that would provide for Taro to continue as a growing business, all of which contemplate the repayment of all outstanding loans and bonds in full as part of the completion of any transaction. These strategic alternatives include an equity investment, an infusion of working capital, or the purchase of the outstanding shares of the Company. The Company has requested that final proposals be submitted by March 30, 2007, with a definitive agreement expected to be completed during April 2007. However, the Company reserves the right to accelerate this process. While there can be no assurance that the Company will be successful in these various efforts, in view of its covenant compliance issues, upcoming debt repayment obligations and liquidity needs, the Company believes that the completion of one of the strategic transactions described above is necessary for its ongoing viability and is in the interests of its shareholders and other stakeholders. The Company will provide an update upon completion of the process described above.

    In addition, as part of Taro's efforts to improve its liquidity, the Company is in the process of identifying and selling non-utilized and non-core assets. In 2007, the Company entered into agreements to sell land adjacent to its facility in Ireland and a warehouse building in Canada. The Company intends to use the net proceeds of approximately $8.4 million from the closing of these sales to pay down debt and for working capital.

    Profitability Initiatives and 2006 Performance

    As previously announced, in 2006 the Company retained AlixPartners LLP, appointed an Interim Chief Administrative and Restructuring Officer from that firm and undertook a number of steps to improve its long-term profitability. These corrective steps included the realignment of inventories held by certain key customers. This initiative was undertaken based on information in the 852 Reports described above, which indicated those inventories were greater than the Company previously estimated. In addition, the Company reduced full-time employees by approximately 15% in the twelve-month period ended December 31, 2006, realigned its sales and marketing programs in order to enhance the sell-through of Taro products, eliminated unprofitable products, and increased control over expenditures throughout the Company.

    For the year ended December 31, 2006, Taro expects to report a substantial loss which will reflect the impact of the initiatives described above. The 2006 results will also reflect competitive pricing pressures, a smaller than anticipated contribution from new products, and increased professional fees, including one-time expenses associated with completing the 2005 audit and the Company's restatement of 2004 and 2003 results.

    Outlook for 2007

    While the corrective steps described above had a significant negative impact on 2006 results, the Company believes that they are having a positive effect on 2007 performance. Demand for the Company's products has remained strong. During 2006, according to industry sources, prescriptions for the Company's products increased by 7% over 2005. Taro has developed a business plan designed to enable the Company to operate profitably in 2007. The plan balances sales, marketing and production programs with customer needs. While it is still too early to gauge the success of this plan, the Company's sales performance to-date is ahead of plan, indicating that certain key customers have accelerated their reorders as their inventories continue to decline.

    In 2007, Taro has also embarked on a program to increase sales to select international markets. The Company recently entered into an agreement with Winthrop Laboratories UK to market Taro's Etodolac XL Tablets in the UK, and is in negotiations with a number of other pharmaceutical companies for the marketing of other Taro products in Europe. Taro is also negotiating various collaborative marketing and manufacturing arrangements with major pharmaceutical companies.

    Appointment of Interim Chief Financial Officer

    Ron Kolker has been appointed to the position of Group Vice President, Corporate Controller and Interim Chief Financial Officer of both the Company and Taro Pharmaceuticals U.S.A., Inc. ("Taro USA"). Mr. Kolker joined Taro in 1994 and was previously Vice President of Finance for Taro USA. Mr. Kolker is a Certified Public Accountant and holds an MBA in Finance and Accounting.

    Research and Development

    As of March 9, 2007, Taro had one NDA and 26 ANDAs, including one Abbreviated New Animal Drug Application and nine tentative approvals, under review by the FDA. In addition, there are multiple products for which either developmental or internal regulatory work is in process.

    As part of its business plan, the Company is implementing research initiatives that include the re-allocation of resources to niche products with limited anticipated competition and within Taro's core competencies in both semi-solid and solid dosage forms. In addition, the Company is pursuing joint ventures and licensing arrangements that may allow Taro to realize the value of selected research projects and share development costs.

    Proprietary Technologies

    T2000

    Taro is continuing to develop T2000, the Company's non-sedating barbiturate compound. The Company recently announced that a paper titled, "Treatment of essential tremor with the barbiturate T2000" has been posted to the website of Movement Disorders, the journal of the Movement Disorders Society, prior to its appearance in the print version of that publication. Details of a current study of T2000 are available at the www.clinicaltrials.gov website maintained by the U.S. National Institutes of Health. The U.S. Patent and Trademark Office has issued a patent to Taro for the use of the Company's proprietary, non-sedating barbiturate compounds in the treatment of essential tremor and Parkinson's disease. The patent will expire in June 2025.

    There can be no assurance as to the outcome of any current or future study of these compounds, or that the FDA or any foreign equivalent will approve any product based on these compounds, or that any approved product will be commercially successful.

    Ovide(R) (malathion)

    The Company is currently completing a Phase III clinical trial of its novel, stabilized gel formulation of malathion. Taro currently markets Ovide(R) (malathion) Lotion, 0.5%. The Company expects that the new formulation of Ovide(R) will be a safe and effective treatment for head lice with shorter application time and greater ease of use, thus improving patient compliance. A patent application has been filed for this new formulation. There can be no assurance of the successful completion of the study or of the eventual approval or successful commercialization of the novel Ovide(R) product.

    Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

    For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company "believes," "expects," "plans," "anticipates" or "designs" to happen, or similar language, and statements with respect to preliminary information regarding 2006 performance, the Company's prospects for 2007, measures to address liquidity needs, the Company's continuation as a growing business, discussions with interested parties regarding strategic alternatives, an equity infusion, an infusion of working capital, the purchase of the outstanding shares of the Company, the repayment of all outstanding loans and bonds in full, the request from interested parties for final proposals by March 30, 2007, the completion of a definitive agreement during April 2007, initiatives designed to return Taro to operating profitably, and statements regarding the sale of non-core assets and the use of proceeds therefrom, the positive effect on 2007 results from initiatives to lower customer inventories, the actions of the Company's lenders, its compliance with bank covenants and debt repayment obligations, improvement of the Company's financial position, discussions with its lenders to address the Company's debt position, relationships with its customers and suppliers, programs to increase sales to select international markets, the success of research initiatives, joint ventures and licensing arrangements, and successful completion of studies and commercialization of T2000 and Ovide(R) Gel. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include the audit of the Company's financial statements for the year-ended December 31, 2006, the Company's performance in 2007, failure to reach an agreement regarding the strategic alternatives under consideration, actions of the Company's lenders and creditors, failure to complete the sale of non-core assets, general domestic and international economic conditions, industry and market conditions, slower than anticipated penetration of new markets, changes in the Company's financial position, regulatory actions and legislative actions in the countries in which Taro operates, future demand and market size for products under development, marketplace acceptance of new or existing products, either generic or proprietary, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. Other than an update upon completion of the Company's process regarding strategic alternatives, the Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 ext. 6208
             Vice President, Corporate Affairs

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2007

                                          TARO PHARMACEUTICAL INDUSTRIES LTD.

                                          By:  /s/ Tal Levitt
                                               --------------
                                               Name: Tal Levitt
                                               Title: Secretary